Exhibit 99.3

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

CHMP issues positive opinion for Libtayo® (cemiplimab) in advanced cutaneous squamous cell carcinoma

•	Currently no approved treatments in the European Union for advanced cutaneous squamous cell carcinoma (CSCC)

•	CSCC is one of the most common skin cancers worldwide[i]

PARIS and TARRYTOWN, NY – April 26, 2019 - The European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion for the marketing authorization of Libtayo® (cemiplimab). The CHMP recommended its conditional approval for the treatment of adult patients with metastatic or locally advanced cutaneous squamous cell carcinoma (CSCC) who are not candidates for curative surgery or curative radiation.

Libtayo is a fully-human monoclonal antibody targeting the immune checkpoint receptor PD-1 (programmed cell death protein-1). If approved, Libtayo would be the first and only treatment approved for certain patients with advanced CSCC in the European Union (EU).

CSCC is one of the most commonly diagnosed skin cancers worldwide.i In Europe, CSCC occurs twice as often as melanoma, and its incidence is estimated to be increasing substantially in some countries.i-ii Although the majority of patients with CSCC have a good prognosis when the cancer is found early, the cancer can be especially difficult to treat when it progresses to advanced stages.i,v-iii Advanced CSCC includes both patients with locally advanced disease (where the cancer invades deeper layers of the skin or spreads nearby) and patients with metastatic disease (when the cancer spreads to other parts of the body).

The CHMP opinion is based on data from the pivotal, open-label, multi-center, non-randomized Phase 2 EMPOWER-CSCC-1 trial (Study 1540) and supported by two advanced CSCC expansion cohorts from a multi-center, open-label, non-randomized Phase 1 trial. Together, the trials represent the largest prospective dataset of advanced CSCC patients.

As part of the conditional approval, Sanofi and Regeneron will need to provide additional data from EMPOWER-CSCC-1, including results from a newly added group to the trial, to further confirm the benefit-risk profile of Libtayo. The European Commission is expected to make a final decision on the application for Libtayo in the coming months.

Libtayo is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

About Libtayo

Libtayo is approved in the U.S. for the treatment of patients with metastatic CSCC or locally advanced CSCC who are not candidates for curative surgery or curative radiation, and in other countries for similar indications.iv,v In the U.S., the generic name for Libtayo is cemiplimab-rwlc, with rwlc as the suffix designated in accordance with Nonproprietary Naming of Biological Products Guidance for Industry issued by the U.S. Food and Drug Administration.

Libtayo is also being investigated in potential registrational trials in non-small cell lung cancer, basal cell carcinoma and cervical cancer, along with additional trials in squamous cell carcinoma of the head and neck, melanoma, colorectal cancer, prostate cancer, multiple myeloma, Hodgkin’s lymphoma and non-Hodgkin’s lymphoma. These trials are designed to investigate Libtayo as monotherapy; in combination with conventional treatments like chemotherapy; or in combination with other investigational agents, including vaccines, oncolytic viruses and bispecific antibodies, among others. These potential uses are investigational, and their safety and efficacy have not been evaluated by any regulatory authority.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye diseases, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neuromuscular diseases, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Regeneron Media Relations Contact Daren Kwok Tel.: +1 (914) 847-1328 Daren.Kwok@regeneron.com	Sanofi Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Regeneron Investor Relations Contact Mark Hudson Tel: +1 (914) 847-3482 Mark.Hudson@regeneron.com

Sanofi Forward-Looking Statements

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Regeneron Forward-Looking Statements and Use of Digital Media

This press release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation Libtayo® (cemiplimab) Injection; the impact of the opinion adopted by the European Medicines Agency’s Committee for Medicinal Products for Human Use discussed in this press release on the European Commission’s decision regarding the Marketing Authorization Application for Libtayo for the treatment of adult patients with metastatic or locally advanced cutaneous squamous cell carcinoma who are not candidates for curative surgery or curative radiation; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products, including the possible new regulatory approval of Libtayo in the European Union discussed in this press release, as well as any possible regulatory approval of Libtayo for non-small cell lung cancer, basal cell carcinoma, cervical cancer, squamous cell carcinoma of the head and neck, melanoma, colorectal cancer, prostate cancer, multiple myeloma, Hodgkin’s lymphoma, and non-Hodgkin’s lymphoma (as monotherapy or in combination with other conventional treatments or other investigational agents); unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates (such as Libtayo) in clinical trials; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in other studies and lead to therapeutic applications; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products (such as Libtayo), research and clinical programs, and business, including those relating to patient privacy; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, including without limitation Libtayo; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s products and product candidates; the availability and extent of reimbursement of the Company’s products (such as Libtayo) from third-party payers, including private payer healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid; coverage and reimbursement determinations by such payers and new policies and procedures adopted by such payers; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; risks associated with intellectual property of other parties and pending or future litigation relating thereto, including without limitation the patent litigation and other related proceedings relating to EYLEA® (aflibercept) Injection, and Dupixent® (dupilumab) Injection, and Praluent® (alirocumab) Injection, the ultimate outcome of any such proceedings, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition; and the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success. A more complete description of these and other material risks can be found in Regeneron’s filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2018. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).

[i]

Stratigos, Alexander et al. Diagnosis and treatment of invasive squamous cell carcinoma of the skin: European consensus-based interdisciplinary guideline. European Journal of Cancer, Vol 51(14);14, 1989-2007

ii

Hollestein LM, de Vries E, Nijsten T. Trends of cutaneous squamous cell carcinoma in the Netherlands: increased incidence rates, but stable relative survival and mortality 1989–2008. Eur J Cancer 2012;48:2046–53.

iii	Brunner M, Veness MJ, Ch’ng S, Elliott M, Clark JR. Distant metastases from cutaneous squamous cell carcinoma—analysis of AJCC stage IV. Head Neck. 2013;35(1):72-75.
iv	LIBTAYO® (cemiplimab) full Brazil Prescribing Information. Regeneron Pharmaceuticals, Inc.
[v]	LIBTAYO® (cemiplimab-rwlc) full US Prescribing Information. Regeneron Pharmaceuticals, Inc. / sanofi-aventis U.S. LLC.